Filed by AirGate PCS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12(b) of the Securities Exchange Act of 1934
Subject Company: AirGate PCS, Inc.
Commission File No. 027455

[Newsletter delivered to AirGate PCS, Inc. Employees]

Evolution AirGate

Vol. 1 / Issue 2       WINTER 2004

Cover: Johnny Crawford and Martin Deputy of AirGate engineering and operations.

Sprint Partnership Propels AirGate’s Launch of Virgin Mobile Wireless

AirGate has joined Sprint’s launch of Virgin Mobile in the United States. Virgin’s simple “pay-as-you-go phone-in-a-box” became available in all AirGate retail stores on November 22, 2004, in time for the holiday rush.

“Virgin Mobile lets us reach the youth market with an affordable product,” says Jonathan Pfohl, AirGate’s vice president of marketing and new products. “Virgin Mobile is wireless for the MTV generation. The larger Virgin brand has been very successful overseas. By offering Virgin Mobile we are capitalizing on the momentum of that brand and opening up new access to our network.”

The Virgin brand is the brainchild of British billionaire, Sir Richard Branson, who introduced cell phones five years ago to compliment his music and transportation empires that have exploded over the last two decades. Virgin Mobile USA was first introduced in 2002 and is available now in more than 20,000 retail locations nationwide.

Virgin Mobile appeals to users who “live without a plan” offering simple airtime pricing with no contract, monthly bills or fees. Subscribers can pay as they go, direct debit or add bundles of airtime each month with a Virgin Mobile Top-Up card or other credit card. Costs are 25 cents a minute for the first 10 and 10 cents after that. Pfohl expects that the average Virgin Mobile subscriber on AirGate’s network will use 200 minutes per month. Service is handled by Virgin’s own customer care system.

Virgin offers several phones to choose from, beginning at an affordable $59 price point. A full suite of extras for the youth market is available including content from MTV Comedy Central, custom ring tones, picture messaging and downloadable games.

Virgin Mobile fulfills AirGate’s strategic plan to broaden product distribution, particularly with prepaid offerings, while building use of the company’s expanding and continuously improving network. Pfohl says Virgin Mobile sales began strong and are continuing to build.

Caption: Richard Branson, the famed British entrepreneur and owner of the Virgin brand, smiles as he holds one of Virgin Mobile’s products.

CET Helps Customers Learn While They Wait

How do you take care of customers while their new wireless handsets are being activated? Thanks to AirGate’s information technology department and innovations by Mason Poe, the answer is just one touch away. IT and Poe designed the Customer Education Tool (CET), a touch screen that’s been deployed to all AirGate stores. Senior program manager Randy Lindsey contributed marketing content. The tool gives customers a guided tour through products and services while they wait for their handset.

“CET is designed to address downtime in the sales process,” says Tim Clark, AirGate’s IT Director. “By spending time reviewing the screen, customers can learn all they need to know about their handset, rate plan, even what their monthly bills will look like.”

A more informed customer is a happier customer. Letting customers know what to expect is a critical part of enhancing the AirGate customer experience and reducing system-wide churn, one of the company’s core strategic goals. CET offers a series of touch-by-touch steps designed to keep customers in the know. And Poe is busy designing enhancements that will make the system even more useful. In January, CET will be updated with colorful maps that show customers – from a 50-mile radius down to a single address – exactly what to expect from network coverage.

Plans for CET don’t end with the maps. The touch screen system can be updated automatically when stores close each day, so information on new phones and services, rate plans, marketing messages, screen savers, a choice of English or Spanish text and other innovations will be on the way over the next six months.

Caption: Right: Tim Clark, IT Director Left: Mason Poe, Flash Developer

New Managers

AirGate announces five individuals who have been recently appointed throughout the region. Congratulations and welcome aboard!

Joseph Rice

Joseph Rice has been named internal audit manager at the Atlanta corporate office. In his position Rice will help establish the internal audit department and all aspects of financial controls. Rice brings more than 15 years of financial, operational and compliance auditing experience. Before joining AirGate Rice worked for Primerica Financial Services. Rice holds a B.S. in Accounting from Florida State University.

Angela Reels

Angela Reels has been named area retail manager for Eastern North Carolina. Reels will provide support for retail stores to meet company objectives. Over the last eight years, Reels has managed at Bath & Body Works, Old Navy and Target.

Thomas Willis

Thomas Willis has been named manager of the retail store in Florence, S.C. Willis was a store manager for more than six years for Radio Shack. Willis was a sergeant in the Marine Corps for seven years and served in the Vietnam war.

Elaine Daly

Elaine Daly has been named area retail manager for Upstate South Carolina. Daly brings more than 11 years of experience and previously worked for Gap, Inc.

Miriam Odom

Miriam Odom has been named manager of the retail store in Bluffton, S.C. Odom holds a B.S. in Business Administration from College of Charleston. Before joining the Bluffton store, Odom worked as an indirect sales manager for Pagenet, 360° Communications, Sprint Cellular, Centel Cellular and in real-estate.

EBDs Start Strong to Punch Up Distribution

In early fall, AirGate finalized contracts with three Exclusive Branded Dealers (EBDs) to add more punch to the company’s distribution network. Contracts with Wireless Focus, The PCS Store and Coastal PCS have already opened 20 new locations in AirGate’s coverage area in time for the holiday sales season.

“The new EBDs worked hard to open in time for the holidays,” says Chuck Goldfarb, vice president of indirect sales for AirGate. “They will have the look and feel of Sprint corporate stores and will provide more outlets for AirGate’s customers.”

The stores will be called Sprint Express and will be targeted to reach all market tiers with Sprint products and services. Sixteen of the 20 new stores are mall kiosks.

EBDs increase AirGate’s control and expand its commitment to vitalizing distribution. Increased distribution extends brand awareness and penetration in AirGate’s coverage area, building on the company’s strategy of large full-service centers ringed by a system of smaller dealers in all markets.

AirGate plans to open a dozen more EBDs during fiscal 2005.

Wireless Focus

Independence Mall —
   Wilmington, N.C.
Berkeley Mall — Goldsboro, N.C.
Golden East Mall —
   Rocky Mount, N.C.
Colonial Mall — Greenville, N.C.
New Bern Store — New Bern, N.C.

The PCS Store

Anderson Mall — Anderson, S.C.
Haywood Mall — Greenville, S.C.
Westgate Mall — Spartanburg, S.C.
Simpsonville Store — Greenville, S.C.
Hendersonville Rd — Asheville, N.C.
Asheville Mall — Asheville, N.C.
Valley Hills Mall — Hickory, N.C.

Coastal PCS

Citadel Mall — Charleston, S.C.
Columbia Mall — Columbia, S.C.
Oglethorpe Mall — Savannah, Ga.
Columbiana Center — Columbia, S.C.
Shelter Cove — Hilton Head, S.C.
Cayce Store — Columbia, S.C.
Forest Drive Store — Columbia, S.C.

Network Enhancements Running On A Fast Track

Improvements to AirGate’s network, a key part of the company’s energetic evolution, continue to run on a fast track. AirGate plans to invest $110 million in network enhancements and upgrades over the next five years, including adding 260 new sites in the Carolinas and Georgia. AirGate will switch on 101 new sites in 2005, and 40 by the end of March 2005. The largest set of improvements, 11 new sites, will come on line in the Greenville, S.C., BTA by March.

The significant investment in network services and fast pace of enhancements requires equally aggressive attention to how network services are deployed. According to Johnny Crawford, vice president of engineering and operations, his department has been realigned to provide the best possible efficiency and service.

“We’re investing $34 million in site development in fiscal 2005,” Crawford says. “Nine million of that is in switch operations. If you are going to build it, you have to have some place to plug it in. To make it work, our operations folks have to be aligned with our field technicians.”

Crawford says AirGate’s network operations and site development personnel, which includes property and construction as well as RF engineering, have been realigned geographically to make his team more responsive to service issues. Also, his new products staff is working hard to prepare for the wireless sector’s evolution to EVDO technology, which will be in trials in fiscal ‘06. His staff is also working to support AirGate’s development of new prepaid products in the future.

“It is critical that we have network capacity to support our growth,” Crawford says. “At the end of the day our stronger signal will be the result of our equipment, channel elements and switch and how they all work together.”

Number of new sites by March 31

BTA # BTA Name
016 Anderson	3
020 Asheville	1
072 Charleston	4
091 Columbia	2
176 Greenville, N.C.	1
177 Greenville, S.C.	11
189 Hickory	3
312 Myrtle Beach	2
316 New Bern	3
324 Outer Banks	2
382 Rocky Mount	2
410 Savannah	4
38

Caption: New Greenville/ Spartanburg BTA coverage due On-Air by the end of March includes Downtown Clinton out Hwy 72 to Greenwood, The town of Woodruff, Hwy 176 from Spartanburg to the Town of Union, improved coverage of Downtown Easley and new coverage from Greenville to the Town of Pickens on Hwy 183.

2004 Pinnacle Club Award Recipients

AirGate recognized the following individuals who excelled beyond expectations and surpassed performance goals.

Ed Gandy, Business Analyst; Liz Ogle, Fraud and Compliance Manager; Eric Hazelton, Wireless Specialist; Felicia Roberts, Wireless Specialist; Gail Lanier, Retail Store Manager; Jamie Amrhein, Business Account Executive; Jason Hall, Wireless Specialist; Jonathan Kirkpatrick, Technical Service Representative; Josh Trotter, Sr. Wireless Specialist; Juanita Glaubitz, Sr. Technical Writer; Lee Ramey, Sr. Network Design Manager; Lisa Taranto, Settlements Manager; Marc Parlier, Retail Store Manager; Martin Deputy, Sr. Site Development Manager; Mary Counts, Wireless Specialist; Michael Hardin, Sr. Systems Engineer; Michael Mullis, Regional Retail Sales Manager; Michael Wise, Wireless Specialist; Neil Turner, Wireless Specialist; Randy Lindsey, Marketing Manager; Ryan Westbrook, Sr. Wireless Specialist; Sean Merrell, Inventory Support Specialist; Suzanna Campbell, Area Human Resources Manager; Suzie White, Assistant Store Manager; Tim Goldman, Business Account Associate; Zack Callaham, Assistant Store Manager

Elves Transforming The Customer Service Experience

If you’ve visited an AirGate-owned location in the last several months you’ve noticed changes to store layouts are coming faster than you can say “Happy Holidays.” That’s because Tom Strish, AirGate’s consumer sales performance manager, and his elves are transforming the retail experience for this special season and beyond.

“We are constantly changing to enhance the customer experience,” says Strish. “Site location, selling, associate training and store ambiance; we are going to do whatever it takes to create the right atmosphere for AirGate’s customers.”

According to Strish, who had all 28 stores decorated for the holidays by the week before Thanksgiving, the “right” atmosphere is a mix of many variables gleaned from listening to what customers want. While many changes made in the retail locations – including relocation of the “racetrack”, product wall enhancements or improved point-of-purchase displays – are obvious, others are more subtle.

Plans call for each store to receive fragrance machines that regularly dispense pleasing aromas. Custom-programmed music is under development and a new associate dress code lets customers quickly identify store employees.

“It’s a big challenge to appeal to everyone,” says Strish. “We have customers from 11 years-old to senior citizens. They have diverse backgrounds. We want them to feel, taste and smell the shopping experience. They should be able to feel the positive energy when they walk into a store.”

Employee training is a critical element of enhancing customer service. Sales associates and other employees will receive a full range of skills in AirGate’s new “Ready Room” mock store in Columbia. The facility will contain all components of a corporate store and will be integrated with core training to teach all aspects of the retail environment, from the Customer Education Tool terminal to selling wireless products and services. Also, the Ready Room will allow testing store up-fits to support smooth transition in the field.

All these changes promote AirGate’s long-term strategy of optimizing the customer experience. When customers enter our stores during this holiday season, the smell of cinnamon, displays of greens and gift packaging with candy canes will let them know AirGate is reaching out in new ways every day. If Tom Strish has his way, those changes along with smiling sales associates will keep customers coming back for more products and services.

Caption: Haywood store decorated for the holidays.

The Buzz...Customer Feedback

“I had the privilege of having Denise Royer, an employee of Sprint, serve me at the Hickory Sprint location. I was impressed with her patience and professionalism. I noticed that a couple of customers were impatient and rude, yet she maintained her professional attitude and especially her knowledge of the product. I think she deserves to be commended for being such a great employee and customer representative.”

Dolly Wilson RN, Frye Regional Medial Center

“I want to thank you for the help you gave me today. You were patient, listened and I would have bought a phone even if you hadn’t fixed it because you were so helpful.”

Brenda Cisson

Employee Anniversaries

AirGate thanks and congratulates the following associates for their dedication and service.

5-years
Ron Goss
Leigh Rothman
Martin Deputy
Michelle Rhodes
Dale Crumly
Mike Turner
Joe Hoefer
Glenn Shaver
Brian Turner
Sandra Weathers
Sean Merrell
Jason Gibson
Bryan Hipps
Brenda Aamodt
Bill Jesser
Corky McGee
Charles Thompson
10/18 11/01 11/01 11/01 11/08 11/08 11/22 11/22 11/22 11/29 11/29 11/29 12/01 12/06 12/13 12/13 12/15

U Are the Most Important Part of AirGate’s EVOLUTION

Energize the Network

Vitalize Distribution

Optimize Customer Experience

Link with EBDs

Value Customer Retention

Expand Products

Merger with Alamosa Adds Momentum to AirGate’s Evolution

By Tom Dougherty, CEO/President, AirGate

As you know, last summer we embarked on a journey to transform the way AirGate does business. We launched an aggressive six-step strategic plan designed to make AirGate a premiere provider of wireless communications services, offering a customer experience unparalleled in the industry.

I am happy to tell you that the recent announcement of AirGate’s planned merger with Alamosa Holdings, Inc. out of Lubbock, Texas, gives our company even more energy and commitment toward achieving our strategies for success.

Growing and improving our network is still our number one priority and that’s what our merger with Alamosa is all about. We have invested more than $250 million in our footprint over the last four years and plan to continue our fast-paced build out. You will find an update on the progress of our network and capacity expansion elsewhere in this edition of “Evolution”.

Joining forces with Alamosa will add 15 states to our existing network with more than 15.8 million new POPs, making our combined companies the largest Sprint affiliate in the nation, with more than 23 million total POPs and more than a 1.25 million subscribers.

Having that kind of reach and influence is sure to bring positive change and many opportunities for all of us. Both Alamosa and AirGate are committed to vitalizing distribution of our products and services, optimizing customer experiences, finding new ways to link with dealers, valuing customer retention to reduce churn and constantly expanding our product offerings.

I am confident that our companies’ values, vision and desire to provide superior service will continue to bolster shareholder value and excitement about our plans.

Working towards a Common Vision

By David Sharbutt, CEO, Alamosa

We want to welcome you to the Alamosa team. We believe the success experienced by Alamosa is the result of talented people working to achieve a common vision while operating according to cherished values. Our vision is to be a world-class telecommunications company – the standard by which others are measured. The addition of AirGate will contribute to our realization of that vision.

We believe that the increased scale of our combined companies will provide meaningful operational and financial benefits, and will be a platform for future growth and value creation. In addition, with the significantly increased market capitalization, the combined company’s common stock should appeal to a broader investor group going forward and provide all stockholders with a substantially more liquid market.

At Alamosa, we are guided by certain simple foundational values. We believe that being Ethical is the basic foundation to “doing the right thing”. We demonstrate our Commitment by sharing our vision throughout the organization. Our business requires that we are Dynamic by initiating and embracing change. All of these result in Excellence — Exceeding Stakeholders Expectations.

The success experienced by AirGate has been the result of hard work by dedicated people. AirGate has traditionally been a strong operating company. It has been a fast growing company, a very solid company and I think that is a tribute to its people. We are eager to unite our two organizations to create continued opportunities.

The merger between Alamosa and AirGate will contribute to accomplishing our 2005 goals:

Investment of Choice

     • Execute with Excellence

     • Increase Stakeholder Value

Wireless Service Provider of Choice

     • Be Customer Centric

     • Innovate

Employer of Choice

     • Achieve a Fully aligned organization

     • Align Compensation & Incentives with Corporate Goals

     As the Executive and Management teams continue to work through the integration, we encourage each of you to continue to be focused on achieving outstanding year end results. As we work together to achieve what neither organization could on its own, we can be “the standard by which others are measured.”

Alamosa — Dedicated to Being the Standard by Which Others are Measured

     Alamosa is committed to being the standard by which others are measured by providing our employees with the tools to be successful, offering outstanding training and learning opportunities, and celebrating top performers. Our momentum is building as we prepare to launch an even more exciting and successful 2005.

     Alamosa’s sales organization is dedicated to supporting our customers with the most effective sales environment and sales staff possible. Our geographic structure consists of seven operational areas. The retail channel consists of 76 retail stores. The business channel focuses on small and large business opportunities. The indirect channel provides sales support and direction to our 603 local and branded dealers, as well as national retailers. Alamosa is committed to performing at the highest levels as we strive to exceed our sales goals each quarter. As a company we provide numerous sales training opportunities through quarterly sales summits, sales support tools and motivational initiatives to encourage and reward our sales champions.

     Alamosa offers many exciting learning and training opportunities to assure that all our employees, both sales and support, are able to increase their professional and leadership skills. Our training programs expand our managers’ abilities to hire, coach, lead, and motivate their teams. Enhancing performance at all levels is the goal of our performance management program. Alamosa provides many opportunities for individuals in our organization to expand their areas of expertise. Our Orientation program will be offered to all our employees in 2005, as we believe that keeping our employees focused on our goals and vision are the keys to our success. Another learning opportunity is offered through our quarterly newsletter, the Alamosa Way, in which our employees receive highlights and updates on the business and our people. We celebrate our year end with our Champions Club, an annual event to recognize top producers and the best of the best. In February 2005, Alamosa will celebrate in Scottsdale, Arizona the top performers for 2004.

About Alamosa

     Located in Lubbock, Texas, Alamosa Holdings, Inc. is the largest PCS affiliate of Sprint based on the number of subscribers. The company, like AirGate, has the exclusive right to provide digital wireless mobile communications network services under the Sprint brand throughout its designated territory in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin, Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois and California. Alamosa’s territory includes licensed population of 15.8 million residents, and the company provides services to approximately 866,000 subscribers.

     Alamosa’s operational and financial performance is consistently among the best of all the PCS Affiliates of Sprint. The company is the first Sprint PCS affiliate to achieve positive cash flow and is continuing to do so with subscriber growth and roaming revenue. Alamosa has successfully integrated three acquisitions.

Alamosa Management Profiles

David E. Sharbutt
Chairman of the Board of Directors and
Chief Executive Officer

     David E. Sharbutt has been the Chairman and a director since Alamosa was founded in July 1998. Sharbutt was named the Chief Executive Officer on October 1, 1999. Sharbutt was formerly the President and Chief Executive Officer of Hicks & Ragland, now known as CHR Solutions, Inc. Sharbutt spent over 20 years at CHR Solutions since 1977, where he worked with independent telephone companies in developing strategic, engineering and implementation plans for various types of telecommunications services. Before he joined CHR Solutions, Sharbutt was employed by Southwestern Bell. Sharbutt holds a Bachelor of Science degree in Electrical Engineering from Texas Tech University. He was Vice President of Alamo IV LLC until its dissolution in November 1999. Sharbutt is also a director for, and shareholder and President of US Consultants, Inc. In addition, he is a director for TechTel Communications Corporation, Accipiter Communications, and previously was a director of Alamo Cellular, Inc., all non-public companies.

Kendall W. Cowan
Chief Financial Officer

     Kendall W. Cowan became the Chief Financial Officer for Alamosa in December 1999. From October 1993 to December 1999, he was a partner in the public accounting firm of Robinson Burdette Martin & Cowan, L.L.P. and from January 1986 to September 1993, he was a partner in the Lubbock and Dallas offices of Coopers & Lybrand. Cowan provided consulting and accounting services to a wide range of clients at both firms including public companies. He is a Certified Public Accountant and a member of both the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Cowan is a member of the board of directors of several private companies.

Tony Sabatino
Chief Technology Officer

Margaret Couch
Chief Integration Officer

Steven A. Richardson
Chief Operating Officer

Loyd I. Rinehart
Senior Vice President of Corporate Finance

Directors:

David E. Sharbutt, Ray M. Clapp, Jr., Scotty Hart, Schuyler B. Marshall, Jimmy R. White, Thomas F. Riley, Jr., Michael V. Roberts, Steven C. Roberts, Dr. Allen T. McInnes, John F. Otto, Jr., Kendall W. Cowan

#     #     #

Forward-Looking Statements

     This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. (“Alamosa”) and AirGate PCS, Inc. (“AirGate”), including future financial and operating results; (2) statements with respect to Alamosa’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions. Such statements are based upon the current beliefs and expectations of Alamosa’s and AirGate’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5) Alamosa’s and AirGate’s dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8) changes in Sprint’s national service plans or fee structure with Alamosa or AirGate; (9) change in population; (10) difficulties in network construction; (11) increased competition in Alamosa’s and AirGate’s markets; and (12) adverse changes in financial position, condition or results of operations. Additional factors that could cause Alamosa’s and AirGate’s results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Report on Form 10-K of AirGate and in the 2003 Annual Report on Form 10-K and in the Quarterly Reports on Form 10-Q of Alamosa filed with the Securities and Exchange Commission (the “Commission”) and available at the Commission’s internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and Alamosa and AirGate assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

     On December 21, 2004, Alamosa filed a registration statement with the SEC containing Alamosa’s and AirGate’s preliminary joint proxy statement/prospectus regarding the proposed merger with Alamosa. STOCKHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS, OR WILL CONTAIN, IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alamosa and AirGate, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings, Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake (806-722-1100); or AirGate PCS, Inc., Harris Tower, 233 Peachtree Street, N.E. Suite 1700, Atlanta, Georgia 30303, Attention: Bill Loughman (404-525-7272).

The respective directors and executive officers of Alamosa and AirGate and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Alamosa’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by Alamosa on April 23, 2004, and information regarding AirGate’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by AirGate on March 5, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus filed by Alamosa with the SEC on December 21, 2004 and other relevant materials to be filed with the Securities and Exchange Commission when they become available.